April 13, 2011
Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ryan Houseal, Attorney-Advisor
            Mark Shuman, Branch Chief - Legal

RE:  BLUEFLASH COMMUNICATIONS, INC.
     AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1
     FILED MARCH 7, 2011
     FILE NO. 333-172647

Messrs. Houseal and Shuman:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BlueFlash Communications, Inc.(the "Company") dated April 1, 2011 regarding the above-referenced Registration Statement on Form S-1 (as amended)(the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Remove the reference to "BFC Tech, Inc." from the final paragraph, or explain the nature of that entity's participation in the offering and its arrangements with the registrant.

RESPONSE:

We concur with the Staff and have removed the reference.

STAFF COMMENT 2:

Move this section, as well as the "dividend Policy" and "Description of Property" sections so that they are presented in the body of the prospectus that follows the Risk Factors. Portions of the prospectus subject to Rule 421(d) should be presented at the outset of the document and without interruption by other disclosure. The text of the repositioned Available Information section, should be revised to clarify that you will be subject to portions of the information and reporting requirements of the Securities Exchange Act. Similarly revise the corresponding disclosure on page 11.

RESPONSE:

We concur with the Staff and have moved the sections to the body of the prospectus that follows the risk factors.

STAFF COMMENT 3:

Revise the caption of this risk factor to state that because you are conducting a "no minimum" offering and because you lack any enforceable source of funding necessary to finance planned operations, the offering proceeds (if any) may not fund your activities for any significant period. Rather than indicating that you require $25,000 in gross proceeds from this offering to operation for the remainder of 2011, revise to state the minimum amount of additional capital that you estimate will be required to conduct your planned operations for a period of 12 months from the effective date of the prospectus. Remove language from this risk factor that mitigates the risk associated with the known inadequacies of your capital resources for planned operations.

RESPONSE:

We concur with the Staff and have updated the risk factor to clarify the need of additional capital for the next twelve months and have removed the language that mitigates the risk associated with the known inadequacies of our capital resources for planned operations.

STAFF COMMENT 4:

You state that Mr. German is involved in other business activities that may present a conflict of interest with your company. Briefly summarize those other business activities, and explain how these other activities may cause a conflict of interest. Expand the "Management and Director Biographies" section on page 31 to provide a materially complete description of the other business activities in which Mr. German will engage and state the minimum period of his working time that he expects to devote to the affairs of your company.

RESPONSE:

We concur with the Staff and have updated the risk factor to denote Mr. German's other business activities. In addition, we expanded the "Management and Directors Biographies" section to include Mr. German's devotion of affairs to the Company.

STAFF COMMENT 5:

We note that this risk factor caption references a company with a name different than your own. Please advise or revise your document as necessary. Expand the text of the risk factor to state that the financial statements do not contain any adjustments that may result from the uncertainty about your continuation as a going concern.

RESPONSE:

We concur with the Staff and have updated the risk factor to denote our company and that the financial statements do not have any adjustments that may result from the uncertainty about our continuation as a going concern.

STAFF COMMENT 6:

You represent that in addition to being subject to the reporting requirements of the Securities Exchange Act of 1934, you are also required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act. Consistent with paragraphs (a) and (b) of Item 308 of Regulation S-K, revise to state that you will not be required to evaluate the effectiveness of your internal control over financial reporting until you file your second annual report. Also state that so long as you are a smaller reporting company, you will not be required to obtain or provide a report from your independent auditor regarding the effectiveness of your controls and procedures over financial reporting. See Instruction 1 to Item 308.

RESPONSE:

We concur with the Staff and have updated the risk factor to disclose that we will not evaluate the effectiveness of our internal control over financial reporting until we file our second annual report and we will not provide a report from our auditor regarding the effectiveness of our control and procedures over our financial reporting.

STAFF COMMENT 7:

Please eliminate the reference to the NASDAQ Global Market, from page 11 (and elsewhere) as it does not appear reasonably likely that your securities will be included in that trading market.

RESPONSE:

We concur with the Staff and have removed the reference to the NASDAQ Global Market.

STAFF COMMENT 8:

Given your limited assets, lack of revenues and limited operating history, it is unclear how you expect to establish "first mover advantage" in any of the markets you intend to operate. Please provide supplemental support for this claim or, in the alternative, revise your document to remove any such representation.

RESPONSE:

We concur with the Staff and have removed the reference to "first mover advantage."

STAFF COMMENT 9:

We note that you discuss your intended product in a manner that suggests that the product has been developed and is certain to provide the features described. In this regard, we note the following statements by way of example:

   o "Your system will feature a web-based administration and development panel that will aid in creation and delivery of digital coupons defined by industry standards on a per device level"

   o "Your system will help in the creation and delivery aspects of effective mobile couponing incentives;" and

   o "The backend system will interconnect with a secure database that passes information from an advertisers account to a target audience member through any GPS enabled map browser."

Because you have not developed your product or a business plan, you should revise your document throughout to clearly distinguish aspirations from accomplished results.

RESPONSE:

We concur with the Staff and have updated the registration statement to delineate product aspirations from accomplished results.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 269-208-7245.

Sincerely,

/s/ Brad German

Brad German
Chief Executive Officer

Enclosure

                                       3